March  29, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (804) 843-2986

Thomas F. Cherry
Executive Vice President and Chief Financial Officer
C&F Financial Corporation
Eighth and Main Streets
West Point, VA 23181


Re:	CF Financial Corporation
	Form 10-K filed March 3, 2005
	File No. 00-23423



Dear Mr. Cherry:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Accounting Comments

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Asset Quality - Allowance and Provision for Loan Losses - page 26

1. We note the following disclosure regarding the use of dealer reserves to charge-off uncollectible automobile loans:

* Automobile loans are charge off at C&F Finance first to dealer reserves, to the extent that the dealer has reserves and the remainder of the loan is charged to the allowance for loan losses.

* The summary of dealer reserves activity on page 27 shows you charged off $4.2 million of uncollectible loans against dealer reserves during the three-year period ended December 31, 2004.

* C&F Finance has ceased originating loans with a dealer reserve provision effective January 1, 2004 in order to agree with standard industry practices.

In this regard, please provide us supplementally and in future filings with the following information regarding the use of dealer reserves:

a) Tell us the business purpose or contractual conditions that permitted you to retain a dealer reserve at loan origination prior to
January 1, 2004.

b) Disclose the nature of any transactions, other than loan charge-offs that affect the dealer reserve and how you account for them.

c) Explain what is the standard industry practice regarding dealer reserves. Discuss the reasons why you had adopted an accounting practice that was different from industry practice.

d) Discuss the authoritative accounting literature that supports your loan loss methodology. We note that charging off uncollectible automobile loans against the dealer reserves is not consistent with generally accepted accounting principles and industry practice which require estimated losses on loans be recorded through provisions that increase the allowance for loan losses.

e) Discuss supplementally your basis for not retroactively recording the change in accounting for dealer reserves as a correction of an error under APB 20 considering your accounting practice prior to January 1, 2005 was not in accordance with industry practices.


Recent Accounting Developments - page 43

2. In future filings please disclose in the footnotes to the financial statements the impact that recently issued accounting standard will have on the financial statements when it is adopted. Refer to the disclosure requirements of SAB 74.

Note 1.  Summary of Significant Accounting Issues

Rate Lock Commitments - page 57

3. We refer to the statement that you enter into interest rate lock
commitments that are considered derivatives and are hedged through
"best efforts" forward delivery commitments.   In this regard,
please
discuss supplementally and provide in future filings the following information:

* Provide the disclosure and valuation requirements for interest rate lock commitments under SFAS 133 and DIG Implementation Issue No.
C13,
as amended by SFAS 149 for loan commitments related to mortgage loans held for sale that qualify as derivative instruments.

* Considering you state that rate lock commitments and forward delivery commitments are not actively traded and their fair value is not readily ascertainable, please explain the methods and assumptions you use to value interest rate lock commitments as required by SFAS
107.

* State your criteria for determining hedge effectiveness under SFAS
133. Explain how you determined that there exists a high correlation between the rate lock commitments and forward delivery contracts and do not recognize gains or losses on rate lock commitments. Consider in your response the methodology you use to determine the fair value of the rate lock commitments since they are not actively traded.


*	*	*

Closing Comments

      As appropriate, please response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
942-1924 or me at (202) 942-1783 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
C&F Financial Corporation
Thomas F. Cherry
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